Exhibit 99.2

MANAGEMENT DISCUSSION AND ANALYSIS
Six months ended September 30, 2010 and 2009
_______________________

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Six months ended September 30, 2010 and 2009

Highlights for the six months ended September 30, 2010 and period subsequent to November 10, 2010

•
The Company continues on schedule with the completion of an updated resource estimate and the pre-feasibility study for the Esaase Gold Project due to be released in Q3, 2011 and Q4, 2012 respectively.

•
On October 28, 2010 and September 8, the Company released results expanding the extend of the D-1 and D-1 off-set mineralized zones located 200 meters to the northwest of the existing Esaase resource area.

•	On October 13, 2010, August 6, 2010 and July 16, 2010, the Company released positive results from the continued down dip stepout and infill drilling programs at the Esaase Gold Property.

•
During September, 2010, the Company reached a significant permitting milestone through the submission of its Environmental Scoping Document for the Esaase Gold Project to Ghanaian Environmental Protection Agency.

•	During May 2010, the Company commenced a drill program consisting of a minimum of 5,000 meters on its Asumura Gold Project.

•	On April 6, 2010, the Company released the Preliminary Economic Assessment Study of its Esaase Gold Project.

1.1           Date

This Management’s Discussion and Analysis (“MD&A”) of Keegan Resources Inc. has been prepared by management as of November 10, 2010 and should be read in conjunction with the consolidated interim financial statements and related notes thereto of the Company as at and for the six months ended September 30, 2010 and 2009 and the audited consolidated financial statements and related notes thereto of the Company, as at and for the years ended March 31, 2010 and 2009, which were prepared in accordance with Canadian generally accepted accounting principles.

This MD&A may contain “forward-looking statements” which reflect the Company’s current expectations regarding the future results of operations, performance and achievements of the Issuer, including potential business or mineral property acquisitions and negotiation and closing of future financings.  The Issuer has tried, wherever possible, to identify these forward-looking statements by, among other things, using words such as “anticipate,” “believe,” “estimate,” “expect” and similar expressions.  The statements reflect the current beliefs of the management of the Company, and are based on currently available information.  Accordingly, these statements are subject to known and unknown risks, uncertainties and other factors, which could cause the actual results, performance, or achievements of the Issuer to differ materially from those expressed in, or implied by, these statements.

The Company undertakes no obligation to publicly update or review the forward-looking statements whether as a result of new information, future events or otherwise.

Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations.

All figures are expressed in Canadian dollars unless indicted otherwise.

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Six months ended September 30, 2010 and 2009

1.2           Over-all Performance

The Company was incorporated under the provisions of the Company Act (British Columbia) on September 23, 1999, and completed its initial public offering and listed its shares for trading on the TSX Venture Exchange (the “Exchange”) on June 25, 2001. The Company’s principal business is the acquisition, exploration and development of resource properties.

The Company graduated to the Toronto Stock Exchange (“TSX”) and commenced trading on the TSX on December 20, 2008 under the trading symbol “KGN”.

The Company has been judicious in its protection of the capital it has on hand. The Company has been investing only in Guaranteed Investment Certificates and has no investments in asset-backed commercial paper.

Properties:

Keegan is a natural resource company currently engaged in the acquisition and exploration of mineral resources in Ghana. The Company’s material properties currently consist of the Esaase Project and the Asumura Project as follows:

1.2.1	Esaase Gold Property

The Esaase Gold Property is located in the Amansi East District of Ghana, approximately 35km south west of the regional capital Kumasi. The property consists of two mining concessions, named the Esaase Concession and Jeni River Concession.  The Esaase Concession is approximately 10km in a northeast direction by 4km in a northwest direction covering 42.32 square kilometers.

The property was acquired through an option agreement with Sametro Co. Ltd. (“Sametro”) dated May 3, 2006. Under the terms of the agreement, the Company was to make a series of cash payments totaling US$890,000, issue 780,000 common shares and incur minimum exploration expenditures of US$2,250,000 over a three year period.

During the year ended March 31, 2008, after having already made cash payments of US$500,000, issued 40,000 common shares and completed the full exploration expenditure requirement, the Company renegotiated the option agreement so that all further cash and share payments were no longer owed. In lieu of these payments, the Company paid US$850,000 to a creditor of Sametro and issued 40,000 additional common shares to Sametro. Subsequent to these payments, the Company was granted the full Esaase Mining Lease by the Minerals Commission and Minister of Mines, Lands and Forestry with no further obligation to any party aside from the royalty and government commitments.

During the year ended March 31, 2008, the Company purchased 100% private ownership of the Jeni Concession mining lease and exploration rights. The Jeni Concession lies directly to the southwest and contiguous to the Esaase Gold property. In consideration for the acquisition of the mining lease, Keegan paid US$50,000 to the Bonte Liquidation Committee and US$50,000 to the Minerals Commission of Ghana for the title transfer.

Both concessions are governed by mining leases that grant the Ghanaian government a standard 10% carried interest and a 3% royalty and the Bonte Liquidation Committee a 0.5% royalty. Subsequent to the granting of these mining leases, the Ghanaian government amended the royalty scheme in Ghana and uncertainty now exists as to the final royalty rate applicable to the property. (See Ghanaian mining royalties in this section).

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Six months ended September 30, 2010 and 2009

1.2           Over-all Performance (continued)

1.2.1	Esaase Gold Property (continued)

Property map of the Esaase and Jeni Concessions detailing current drilled areas and planned exploration targets

For the second quarter of 2011, the Company spent $5.4 million on its Esaase Gold Property compared with $4.9 million in the first quarter of 2011. These costs were spent on continuing the Company’s aggressive exploration drill program that cumulatively has exceeded 157,000 meters. The program aims to further define the existing resource through infill drilling and is being run in parallel with on-going engineering and development studies. A summary of the expenditures (including non-cash stock-based compensation) for the 6-month period to September 30, 2010 is presented as follows:

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Six months ended September 30, 2010 and 2009

1.2           Over-all Performance (continued)

1.2.1	Esaase Gold Property (continued)

Esaase Gold Property Deferred Costs	Three Months Ended June 30, 2010	Three Months Ended September 30, 2010	Six Months Ended September 30, 2010

Camp Operations	$132,755	$166,457	$299,212
Development Support Costs	379,072	266,496	645,568
Equipment and Infrastructure Costs	457,788	283,859	741,647
Exploration Support Costs	1,030,532	954,109	1,984,641
Exploration Drilling	1,180,405	2,333,914	3,514,319
Engineering Studies	219,296	314,962	534,258
Health, Safety and Environmental Studies	174,589	295,013	469,602
Technical and In-fill Drilling	671,062	293,077	964,139
Stock-based Compensation	650,555	450,711	1,101,266
Total:	$4,896,054	$5,358,598	$10,254,652

The Company’s 2011 annual budget for the Esaase Gold Property is US$18.8 million.

Project Development

On April 6, 2010, the Company announced the results of the Preliminary Economic Assessment Study (the "Study") of its Esaase Gold Project.  The Study was completed by Lycopodium Minerals Pty Ltd. and Coffey Mining Pty Ltd both of Perth, Australia, using a base case Indicated Mineral Resource of 2.28 million ounces of gold (58.0 million tonnes grading 1.2 g/t gold at a cut-off grade of 0.4 g/t which relates to the economic cut-off in the Study) and Inferred Mineral Resource of 1.65 million ounces of gold (41.7 million tonnes grading 1.2 g/t gold at the same cut-off grade). Using a base case gold price of US$850 per ounce, the Study shows that the Project has a net pre-tax cash flow (undiscounted) of US$397 million with an after tax Net Present Value (NPV) of US$168 million using a 5% discount rate.  The mine would recover 1.98 million ounces of gold at a waste to ore strip ratio of 3.5 to 1 over a 10-year mine life.

The following are the summary highlights from the Study; further details can be found on the Company’s website:

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Six months ended September 30, 2010 and 2009

1.2           Over-all Performance (continued)

1.2.1	Esaase Gold Property (continued)

Estimated Pit Contained Gold	2.11	Moz
Estimated Net Recoverable Gold (based on 94% recovery)	1.98	Moz
Mill throughput rate
Daily (oxide/fresh)	17,800/13,700	Tonnes
Annual (million) (oxide/fresh)	6.5/5.0	Tonnes
Life of Mine	10	Years
Overall Strip Ratio	3.5
Capital Expenditure

Initial	US$ 319 M
Sustaining	US$ 25 M
Total	US$ 344 M
Total per ounce	US$ 173

	Years 1 to 3	Life of Mine
Gold Production (oz per year)	243,300	198,200
Average feed grade to mill (grams per tonne)	1.4	1.3
Cash cost per ounce
Direct cash costs	US$ 389	US$ 452
After royalties and refining charges	US$ 423	US$ 486

Economic results for the Base Case gold price and Base Case +30% are as follows:

	Base Case	Base Case +30%
	(US$850/oz gold)	(US$1105/oz gold)
Net Present Value (NPV) at 5% Discount Rate
Pre tax	US$ 221 M	US$ 572 M
After tax	US$ 168 M	US$ 433 M

Net Cash flow (NPV at 0% Discount Rate)
Pre tax	US$ 397 M	US$ 885 M
After tax	US$ 312 M	US$ 678 M

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Six months ended September 30, 2010 and 2009

1.2           Over-all Performance (continued)

1.2.1	Esaase Gold Property (continued)

	Base Case	Base Case +30%
Internal Rate of Return pre tax (IRR)	19.5%	37.9%
Internal Rate of Return after tax (IRR)	17.2%	33.3%
Gross Revenue	US$ 1,684 M	US$ 2,190 M
Operating earnings pre tax, interest and capital recovery (EBITDA)	US$ 721 M	US$ 1,208 M
Operating earnings pre tax, interest and after capital recovery (EBIT)	US$ 381 M	US$ 869 M
Payback pre tax (years)	3.33	1.80
Payback after tax (years)	3.34	1.83

Life of mine capital expenditures is estimated at US$344 M (which includes an initial capital expenditure of US$319 M), giving the Project an overall capital expenditure per recoverable ounce of US$173.

Since the release of the Study, Keegan has continued with various technical studies aimed at supporting a pre-feasibility study. Active programs during the three and six months ended September 30, 2010 included metallurgical test work, hyrdogeological drilling, resource modeling, mineralogical analysis, and environmental and permitting analysis.

Exploration and Mineral Resources

On October 13, August 6, 2010 and July 16, 2010, Keegan announced new results from its current drilling program. The new results are from infill drill holes, shallow step out drill holes north and along strike of the current resource, and step out drill holes down dip of the existing resource. Significant Intercepts from infill drilling include 98.1 meters of 1.43 g/t Au, from shallow step out drill holes include 20 meters of 1.58 g/t Au, and from down dip mineralization, 134.8 meters at 1.00 g/t Au, 52.3 m of 3.01 g/t Au and 16 meters at 5.42 g/t Au. These results have not yet been incorporated into the existing resource model.

On October 28, 2010 and September 8, the Company released results expanding the extend of the D-1 and D-1 off-set mineralized zones located 200 meters to the northwest of the existing Esaase resource area. Intercepts on the new D-1 offset zone include 18 meters at 7.74 g/t Au, 5 meters at 9.1 g/t Au, 18 meters of 1.16 g/t Au, and 6 meters of 3.3 g/t Au. The D-1 offset zone located to the northeast of the initial D-1 discovery is open in both strike directions and at depth.

The most recent drill results on the Esaase Gold Property may be found at www.keeganresources.com.

Ghanaian mining royalties

On March 19th, 2010, the government of Ghana amended section 25 of the Minerals and Mining Act of 2006 (Act 703), which stipulates the royalty rates on mineral extraction payable by mining companies in Ghana. The

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Six months ended September 30, 2010 and 2009

1.2           Over-all Performance (continued)

1.2.1	Esaase Gold Property (continued)

section now states that a holder of a mining lease, restricted mining lease, or small-scale mining license shall pay royalty in respect of minerals obtained from its mining operations to the Republic of Ghana at the rate of 5% of the total revenue earned from minerals obtained by the holder. Currently, uncertainty exists on how this amendment will affect the Esaase gold property’s existing mining lease and whether this rate will change as the Company goes through negotiations with the government with respect to a stability agreement on the Project.

Esaase option agreement suit

To date, there has been no material progress with respect to the outstanding lawsuit against the Company and the Ghana Minerals Commission pertaining to the title on the Esaase property. The Company continues to view the allegations as being without merit and are being defended vigorously. (See financial statement for details)

1.2.2        Asumura Gold Property

The Company entered into an option agreement with GTE Ventures Limited (“GTE”) dated February 18, 2005 and subsequently amended, through which it acquired an undivided 100% private interest in the Asumura Reconnaissance Concession (“Asumura property”) located in the Republic of Ghana, West Africa.

The Asumura property is subject to a 3.5% NSR royalty; 50% of which may be purchased for US$2,000,000 from GTE and the remaining 50% may be purchase for an additional US$4,000,000. If the property is converted to a Mining License, in accordance with Ghanaian law, it will become subject to a further 5% NSR and 10% ownership by the Ghanaian government.

During the second quarter, the company initiated its drill program on the Asumura Gold Property. A summary of the expenditures for the six-month period to September 30, 2010 is presented as follows:

Asumura Gold Property Deferred Costs	Three Months Ended June 30, 2010	Three Months Ended September 30, 2010	Six Months Ended September 30, 2010

Development Support Costs	$78,450	$42,991	$121,441
Exploration Support Costs	6,936	6,351	13,287
Exploration Drilling	67,278	83,046	150,324
Engineering Studies	140,965	320,910	461,875
Total:	$293,629	$453,298	$746,927

The Company’s 2011 annual budget for the Asumura Gold Property is US$1.1 million.

Exploration and Mineral Resources

In 2008, Keegan released an intercept of 14 m of 4.48 g/t Au from the NW target at Asumura, with additional results confirming bedrock mineralization over a two-kilometer strike length. Surface sampling on the Asumura property has continued and Keegan commenced a drilling program in May 2010 consisting of a minimum 5,000 meters of core holes focusing on five primary target areas.

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Six months ended September 30, 2010 and 2009

1.2.3        Qualified Person – Esaase and Asumura

The Preliminary Economic Assessment Study was prepared by Lycopodium under the supervision of Mr. Aidan Ryan and by Coffey under the supervision of Mr. Harry Warries and Mr. Brian Wolfe, all members of the AusIMM and independent Qualified Persons under the standards set forth by National Instrument 43-101.  Mr. Maurice Tagami, P. Eng., a registered professional engineer, is the Company's designated Qualified Person for the purposes of the Study. Lycopodium has subsequently delivered a 43-101 report to the Toronto Stock Exchange, which is available at www.sedar.com.

Richard Haslinger, P.Eng., is the Qualified Person with respect to NI 43-101 at Esaase for the above listed drill results and at Asumura. For the Esaase drill results, RC samples were taken at one meter intervals under dry drilling conditions by geologic and resource consultant Coffey Mining Pty Ltd, utilizing drilling and sampling techniques widely accepted in resource definition studies of other West African gold deposits. All reverse circulation drill samples are weighed on site. Core portions of the drill holes consist predominantly of HQ core. They were logged and sawn on site with half samples sent to the lab. All samples are analyzed for gold using standard 50 gram fire assay with atomic absorption finish by Transworld Laboratories (GH) Ltd. in Tarkwa, Ghana, SGS Labs in Tarkwa, Ghana, and ALS Chemex Labs in Kumasi, Ghana. QA/QC programs emplaced by Keegan and Coffey Mining show industry acceptable precision and accuracy limits on both Certified Standards and duplicate samples.

1.3           Selected Annual Information

	2010	2009	2008
	$	$	$
Revenues (interest and other income)	114,994	222,703	476,034
Net loss	6,972,686	4,176,396	4,316,042
Loss per share, basic and diluted	0.18	0.15	0.17
Total assets	90,533,972	33,717,800	34,669,516
Total long-term financial liabilities	Nil	Nil	Nil
Cash dividends declared	Nil	Nil	Nil

1.4           Results of Operations

Three months ended September 30, 2010 and 2009

During the three months ended September 30, 2010, Keegan reported a net loss of ($3,205,666) or ($0.07) per share compared to a net loss of ($1,850,922) or ($0.05) per share during the same period in the previous year, an increase in loss of $1,354,744 or approximately 73%.

Expenses incurred during the three month period ended September 30, 2010 increased by $888,023 (50%) as compared to the expenses incurred in the same period of the previous year.

The primary reason for the increase in the loss were the increases in the amount of stock-based compensation, consulting, director’s fees and wages and benefits, project investigation costs, and foreign exchange loss. These increases of expenses and foreign exchange loss were partially offset by a decrease in travel, promotion and investor relations and increase in interest income.

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Six months ended September 30, 2010 and 2009

1.4           Results of Operations (continued)

Three months ended September 30, 2010 and 2009

The following are the discussions on the significant changes in administrative expenses:

Stock-based compensation increased by $1,073,794 (233%) since more options vested during the three month period ended September 30, 2010 compared to the same period of the previous year. No stock options were granted during the three months ended September 30, 2010, compared to 470,000 stock options at an exercise price of $3.17 granted during the three months ended September 30, 2009.

Foreign exchange loss increased by $348,061 comparing the three month period ended September 30, 2010 and the same period of the previous year. The main reason of the increase is the increase in the net exposure of the company to currency risk as the company had significantly more cash balances held in foreign currencies during the three months ended September 30, 2010 compared to the three months ended September 30, 2009. In addition, the Canadian Dollar strengthened by approximately 4% against the US Dollar in the reporting period.

Consulting fees, director’s fees and wages and benefits increased by $206,866 (63%) as a result of additional employees added in both the Canadian and Ghanaian administration offices to support the Company as it moves forward with its development plans for the Esaase property.

During the three months ended September 30, 2010, the Company incurred project investigation costs of $204,256 in relation to investigations to acquire additional concessions to expand the Company’s land holdings. As these investigations did not result in an acquisition, the costs were expensed within the period.  No project investigation costs were incurred during the three months ended September 30, 2009.

Office, rent and administrative costs increased by $66,413 (45%) during the three months ended September 30, 2010 compared to the same period of the previous year, consistent with the expansion of the Company’s operations.

Travel, promotion and investor relations decreased by $505,277 (71%) comparing three months ended September 30, 2010 to the three months ended September 30, 2009. Significantly higher investor relations and travel expenses during the three months ended September 30, 2009 were incurred in relation to a one time investor relations and communication program that started in August 2009.

Interest income increased by $62,254 (973%) due to higher cash and cash equivalents and short-term investments balances during the three months ended September 30, 2010 compared to the same period of 2009 as well as increasing yields on interest bearing investments.

Six months ended September 30, 2010 and 2009

Keegan reported a net loss of ($5,990,115) or ($0.13) per share for the six months ended September 30, 2010, compared to a net loss of ($3,111,410) or ($0.10) per share during the same period in the previous year, an increase in loss of $2,878,705 or approximately 93%.

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Six months ended September 30, 2010 and 2009

1.4           Results of Operations (continued)

Six months ended September 30, 2010 and 2009 (continued)

The primary reasons for the increase in the loss were the increases in the amount of stock-based compensation, consulting, director’s fees and wages and benefits, project investigation costs and office, rent and administrative costs. These increases of expenses were partially offset by a decrease in travel, promotion and investor relations; regulatory fees, transfer agent and shareholder information; and a decrease in foreign exchange loss.

The following are the discussions on the significant changes in administrative expenses:

Stock-based compensation increased by $3,002,360 (484%) as a result of new stock option grants during the six-month period of 1,625,000 stock options, with an exercise price of $6.19, expiring five years from date of grant. During the six month period ended September 30, 2009, 470,000 stock options were granted at an exercise price of $3.17. During both periods, additional stock-based compensation was recorded relating to the vesting of options granted in previous periods.

Consulting fees, director’s fees and wages and benefits increased by $324,476 (40%), office, rent and administrative costs increased by $92,575 (32%), and the Company incurred project investigation costs of $204,256 during the six months ended September 30, 2010, consistent with the reasons described above for the three month period.

Travel, promotion and investor relations decreased by $362,271 as a result of reduced investor relations in the six months ended September 30, 2010 compared to the same period of 2009. Higher travel, promotion and investor relations costs in the 2009 period related to a one time investor relations and communication program that started in August 2009.

Foreign exchange loss decreased by $103,333 during the six months ended September 30, 2010 compared to the same period of the previous year. This decrease is a result of weakening of the Canadian Dollar against the US Dollar comparing closing exchange rates of US Dollar to Canadian Dollar as at March 31, 2010 and September 30, 2010.

Regulatory fees, transfer agent and shareholder information decreased by $125,620 as a result of reduced shareholder information distributions and certain filing fees. Higher that normal distribution and filing costs were incurred during the six months ended September 30, 2009, which were indirectly related to the completion of a private placement during the period.

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Six months ended September 30, 2010 and 2009

1.5           Summary of Quarterly Results

The following is a summary of certain consolidated financial information concerning the Company for each of the last eight reported quarters:

Quarter ended	Interest and other income	Loss	Comprehensive loss	Loss per share
September 30, 2010	$68,654	$3,205,666	$3,042,274	$0.07
June 30, 2010	$65,175	$2,784,449	$2,784,449	$0.06
March 31, 2010	$26,031	$1,590,680	$1,590,680	$0.04
December 31, 2009	$52,269	$2,270,596	$2,270,596	$0.06
September 30, 2009	$6,400	$1,850,922	$1,850,922	$0.05
June 30, 2009	$30,294	$1,260,488	$1,260,488	$0.04
March 31, 2009	$67,172	$2,122,936	$2,122,936	$0.08
December 31, 2008	$34,591	$119,068	$119,068	$0.00

1.6/1.7     Liquidity and Capital Resources

The Company reported working capital of $37,667,109 at September 30, 2010 compared to working capital of $47,944,791 at March 31, 2010, representing a decrease in working capital of $10,277,682. As at September 30, 2010, the Company had cash and cash equivalents of $28,418,335 and short-term investments of $10,000,000 compared to cash and cash equivalents of $26,712,372 and short-term investments of $22,000,000 as at March 31, 2010. During the six months ended September 30, 2010, the Company raised net cash of $$1,805,499 from the exercise of share purchase options and $$165,332 from the exercise of broker’s warrants. During the six month period ended September 30, 2009, the Company raised net cash of $18,059,533 (net of commission of $960,000 and expenses of $180,467) from a brokered private placement financing, and $515,000 from the exercise of share purchase options.

During the six months ended September 30, 2010, Keegan expended $2,458,832 in general and administrative expenses and $9,812,473 in property development, exploration and evaluation cost. Keegan has budgeted $4,300,000 for general and administrative expenses and $20,100,000 for property development, exploration and acquisition costs through the end of fiscal 2011. Keegan’s plan of operations for fiscal 2011 continue to be:

(a)
undertake additional exploration at Esaase to add to the existing resource estimates and convert additional resources to an indicated resources category.  Exploration will consist of reverse circulation drilling of current exploration and resource extension targets and core drilling targeting higher grade targets of the deposit down dip and along strike to the north;

(b)	complete metallurgical and hydrogeological drill programs in conjunction with engineering studies to support the Esaase project’s pre-feasibility and feasibility studies;

(c)	continue working with local communities, the Ghanaian government and the EPA to both advance community relations and the permitting of the Esaase project; and,

(d)	continue exploration of the Asumura property.

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Six months ended September 30, 2010 and 2009

1.6/1.7    Liquidity and Capital Resources (continued)

The Company believes it currently has sufficient working capital on hand to meet its expected capital requirements for fiscal 2011 and 2012.  Additional funds may be received through the exercise of currently outstanding common stock warrants and options or through the sale of additional common shares either as a private placement or common stock offering.

Cash and cash equivalents increased by $1,705,963 from $26,712,372 at March 31, 2010 to $28,418,335 at September 30, 2010. The increase in cash and cash equivalents was a result of net cash of $1,970,831 generated through the exercise of options and warrants, net cash generated by investing activities of $2,041,606 being offset by cash utilized for operations of $2,458,832. The uses of cash within investing activities relate to deferred exploration costs of $9,624,208 and purchase of furniture, equipment and leasehold investments of $188,265. Within investment activities, cash of $12,000,000 was generated from the sale of short-term investments.

As at September 30, 2010, the other sources of funds potentially available to the Company are through the exercise of the outstanding 183,000 share purchase warrants at $3.10 per share which expire November 26, 2010 and stock options with terms as follows:

	Number outstanding at		Number exercisable at
Exercise price	September 30, 2010	Expiry date	September 30, 2010
$1.16	125,000	November 22, 2010	125,000
$2.48	40,000	February 2, 2011	40,000
$2.44	387,909	November 10, 2011	387,909
$3.60	25,000	October 17, 2012	25,000
$4.20	540,000	February 5, 2013	540,000
$1.12	12,500	January 15, 2014	12,500
$3.31	170,000	June 2, 2014	148,750
$3.10	225,000	July 2, 2014	168,750
$3.10	75,000	July 17, 2014	56,250
$4.01	485,000	October 6, 2014	242,500
$6.50	220,000	December 14, 2014	137,500
$6.19	1,625,000	May 26, 2015	609,375
	3,930,409		2,493,534
Weighted average contractual
life remaining (in years)	3.57		3.06

There can be no assurance, whatsoever, that any of these outstanding securities will be exercised.

Financing for the Company’s operations was funded primarily from various share issuances through private placements and exercise of warrants and options. The Company has and may continue to have capital requirements in excess of its currently available resources. In the event the Company’s plans change, its assumptions change or prove inaccurate, or its capital resources in addition to projected cash flow, if any, prove to be insufficient to fund its future operations, the Company may be required to seek additional financing.

Although the Company has been successful in raising capital, there can be no assurance that the Company will have sufficient financing to meet its future capital requirements or that additional financing will be available on terms acceptable to the Company in the future.

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Six months ended September 30, 2010 and 2009

1.6/1.7   Liquidity and Capital Resources (continued)

The Company is in the process of acquiring and exploring its interests in resource properties and has not yet determined whether these properties contain mineral deposits that are economically recoverable. The continued operations of the Company and the recoverability of expenditures incurred to earn an interest in its resource properties are dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, obtaining necessary financing to explore and develop the properties, and upon future profitable production or proceeds from disposition of the resource properties.

Commitments:

As at September 30, 2010, the Company has contractual comments with certain service providers in Ghana and Canada. The amounts due under these contracts and their payment terms are as follows:

2011	$225,143
2012	447,899
2013	477,899
2014 through 2016	820,892
$1,941,833

On May 20, 2010, the Company negotiated the cancellation their existing lease commitment set to expire on November 30, 2013.  In its place, the Company signed a letter of guarantee over the premises and transferred the lease plus an extension of the lease to May 31, 2015 to Universal Mineral Services Ltd. (“UMS”). The amount guaranteed are the monthly rent payments of $ 23,767 plus operating costs over the term of the lease.

UMS is a private company which Keegan acquired the sole common share on April 14, 2010. UMS has certain directors in common with the Company and was incorporated to provide geological, corporate development, administrative and management services to, and incur third party costs on behalf of, the Company, its subsidiaries and other publically listed mining companies on a full cost recovery basis pursuant to a service agreement.

1.8   Off-Balance Sheet Arrangements

The Company does not utilize off-balance sheet arrangements.

1.9   Transactions with Related Parties

The Company has a consulting agreement with a director and officer of the Company in the amount of US$ 17,500 per month plus benefits. During the six months ended September 30, 2010, the Company paid consulting fees, benefits and a bonus of $152,964 (2009 - $172,344) under this agreement.

Included in professional fees is $15,850 (2009 - $53,385) for accounting fees to a company controlled by an officer of the Company during six months ended September 30, 2010.

During the six months ended September 30, 2010, the Company paid or accrued $nil (2009 - $80,529) for geological consulting fees to a director of the Company. These costs have been included in resource properties.

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Six months ended September 30, 2010 and 2009

1.9   Transactions with Related Parties (continued)

These transactions were conducted in the normal course of operations and were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

Included in accounts payable and accrued liabilities as at September 30, 2010 is $80,731 (March 31, 2010 - $70,028) owing to a director of the Company and companies controlled by common directors and an officer of the Company.

1.10   Subsequent Events

Subsequent to September 30, 2010, the Company received an aggregate of $1,312,670 upon exercise of 184,000 warrants at an average exercise price of $3.10 per share and 273,535 stock options at an average exercise price of $2.71 per share.

The Company also granted, to employees of the Company, 115,000 share purchase options at an exercise price of $7.83 expiring five years form the date of grant.

1.11   Proposed Transactions

None

1.12   Critical Accounting Estimates

The presentation of financial statements requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period. Significant areas requiring the use of estimates include the assessment of impairment of long-lived assets including mineral properties, amortization of furniture, equipment and leasehold improvements and the valuation of stock-based compensation. Actual results could differ from those estimates.

The accounting policies described below are considered by management to be essential to the understanding and reasoning used in the preparation of the Company’s financial statements and the uncertainties that could have a bearing on its financial results.

Asset retirement obligations: The fair value of a liability for an asset retirement obligation, such as site reclamation costs, is recognized in the period in which it is incurred if a reasonable estimate of the fair value of the costs to be incurred can be made. The Company records the estimated present value of future cash flows associated with site reclamation as a liability when the liability is incurred. The discount used to calculate the present value is the Company’s estimated cost of capital. Future costs are calculated using an estimated inflation rate in the country that the third party costs are expected to be incurred. At the end of each reporting period, the liability is increased to reflect the passage of time (accretion expense) and changes in the estimated future cash flows underlying any initial fair value measurements (additional asset retirement costs).

Stock-based compensation: The Company accounts for all stock-based payments and awards made to employees and non-employees under the fair value based method. Fair value is estimated using the Black-Scholes Option Pricing Model. Option pricing models require the input of highly subjective assumptions including the expected price volatility and the period in which the option will be exercised or the expected life of the options. The estimates concerning volatility are made with reference to historical volatility, which is not necessarily an accurate indicator of future volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Six months ended September 30, 2010 and 2009

1.13   Changes in Accounting Policies including Initial Adoption

Recent accounting pronouncements

1.	Consolidations and non-controlling interests

CICA Handbook Section 1601, Consolidated Financial Statements, and Section 1602, Non-Controlling Interests, replace Section 1600, Consolidated Financial Statements. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of IFRS standard, International Accounting Standards (“IAS”) 27 (Revised), Consolidated and Separate Financial Statements. The sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption is permitted. The Company expects to adopt this standard on April 1, 2011.

2.	Business combinations

CICA Handbook Section 1582, Business Combinations, replaces Section 1581 and establishes standards for the accounting for a business combination.  It provides the Canadian equivalent to IFRS 3 - Business Combinations.  This applies to a transaction in which the acquirer obtains control of one or more businesses.  Most assets acquired and liabilities assumed, including contingent liabilities that are considered to be improbable, will be measured at fair value.  Any interest in the acquiree owned prior to obtaining control will be remeasured at fair value at the acquisition date, eliminating the need for guidance on step acquisitions.  Additionally, a bargain purchase will result in recognition of a gain and acquisition costs must be expensed.  Earlier application is permitted.  The Company expects to adopt this standard on April 1, 2011.

3.	Financial instruments – recognition and measurement

CICA Handbook Section 3855 was amended in June 2010 to clarify the application of the effective interest rate method after a debt instrument has been impaired and when an embedded prepayment option is separated from its host debt instrument at initial recognition. The amendments are applicable for the Company’s interim and annual financial statements for its fiscal year beginning April 1, 2011 with earlier adoption permitted. The Company expects to adopt this standard on April 1, 2011 and does not expect a material impact on the financial statements.

International financial reporting standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five-year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly accountable companies to use IFRS, replacing Canadian GAAP. This date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of April 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ending March 31, 2011. In July 2008, the Canadian Securities Administrators announced that early adoption would be allowed in 2009 subject to seeking exemptive relief.

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Six months ended September 30, 2010 and 2009

1.13  Changes in Accounting Policies including Initial Adoption (continued)

The Company has adopted a three-phase IFRS implementation plan that is comprised of following:

•
Phase One Scoping Analysis - This phase was conducted during the third and fourth quarter of 2010 to analyze the Company’s existing Canadian GAAP accounting policies and determine what are the key differences and options available under IFRS.

•
Phase Two In-depth Analysis – This phase was commenced in Q1 2011 and concluded during Q2 2011. The goal of phase to is to determine the impact and specific changes required under the adoption of each IFRS standard.

•
Phase Three Implementation – This phase is in progress with planned completion in Q4 of 2011. This phase will result in the preparation of the Company’s IFRS opening balance sheet and draft note disclosures.

At this point, the Company’s IT accounting and financial reporting systems are not expected to be significantly impacted. Further, the Company has in place internal and disclosure control procedures to ensure continued effectiveness during this transition period.

Based on the work completed under phase one, phase two and phase three of the implementation plan, the Company believes that IFRS will have a significant impact on its current financial position and will result in more extensive note disclosure and analysis of balances and transactions. What management believes to be the key differences and their potential impact based on the work performed to date is as follows:

IFRS Standard	Canadian GAAP currently applied by the Company	Difference under IFRS	Analysis and preliminary conclusions
IFRS 2 – Share based payments	Stock based compensation is determined based on the fair value of the awards issued and is recorded over the award’s vesting period.
IFRS applies the same basic
principles for determining the
expense; however, IFRS
requires the fair value to be
adjusted for an anticipated
forfeiture rate. Under
Canadian GAAP, an option
exists to account for award
forfeitures as they occur.

Management expects the
expense for stock based
compensation under IFRS to
differ from that under the
Company’s current GAAP
dependant on the timing and
frequency of award
forfeitures. Management
expects this difference not to
be material.

IFRS 6 – Exploration for and the evaluation of mineral resources	Costs incurred in the acquisition, exploration, evaluation and development of mineral resources are capitalized as incurred.
IFRS does not give directive
guidance on the treatment of
these costs. IFRS allows a
company to set its
accounting policy to expense
or capitalize the costs
incurred in the acquisition,
exploration, evaluation and
development of mineral
resources.

The Company’s current accounting policy is likely to be maintained through transition with no differences anticipated.

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Six months ended September 30, 2010 and 2009

1.13           Changes in Accounting Policies including Initial Adoption (continued)

IFRS Standard	Canadian GAAP currently applied by the Company	Difference under IFRS	Analysis and preliminary conclusions
IAS 12 – Income Taxes
Temporary differences
arising from the effect of
foreign exchange rates on
the tax base of an asset or
liability where the functional
currency of the asset or
liability is in a different
currency are not recognized.

Temporary differences
arising from the effect of
foreign exchange rates on
the tax base of an asset or
liability where the functional
currency of the asset or
liability is in a different
currency are recognized.

Management expects this difference to effect the calculation of deferred taxes in Ghana, which may result in the recognition of previously unrecognized deferred tax liabilities.
IAS 16 – Property plant and equipment
Property, plant and
equipment are carried at cost
less accumulated
amortization. Amortization is
determined at rates that will
reduce original cost to
estimated residual value over
the useful life of each asset.

Property, plant and
equipment can be recorded
either at cost or under the
revaluation model.
Amortization is determined at
rates based on the useful
lives of each significant
component within property,
plant and equipment.

Property, plant and
equipment will continue to be
recorded at historic cost
without revaluation.
Management expects that
the componentization of the
Company’s property, plant
and equipment to result in a
marginally different effective
amortization rate with the net
effect not being material.

IAS 21 – The effects of changes in foreign exchange rates
The functional currency
(referred to as measurement
currency) of an entity with in
a group is determined based
on whether the entity is
considered to be integrated
with or self-sustaining from
the parent company of the
group.

The functional currency of an
entity is determined based
on the facts and
circumstances specific to
that entity in relation to the
criteria set out in IAS 21. The
primary criteria under IFRS
are the currency that mainly
influences the sales price for
goods and services and the
currency that mainly
influences the entity’s input
costs.

Management expects
the functional currency of the
Ghanaian operation to
change from the Canadian
dollar to that of the US dollar.
This is a preliminary
determination that is still
subject to the interpretation
of the facts and
circumstances of the
Company’s subsidiary.

IAS 39 – Financial instruments: recognition and measurement	Warrants issued by the Company are treated as equity instrument and are record at fair value at the date of issuance to a component of shareholder’s equity.	Warrants are considered to be an equity instrument if they are settled with a fixed number of the Company’s own equity instruments for a fixed amount of cash.
As the Company holds
warrants priced in a currency
other than the Company’s
functional currency, the
amount of cash for
settlement varies based on
prevailing exchange rate.
Under IFRS, the Company’s
warrants would be
considered financial liabilities
and should be recorded at
fair value.

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Six months ended September 30, 2010 and 2009

1.13           Changes in Accounting Policies including Initial Adoption (continued)

In addition to the above difference, IFRS 1 – First-time adoption of international financial reporting standards (“IFRS 1”) provides for certain mandatory exceptions and optional exemptions for first time adopters of IFRS. The Company plans to elected to take the following IFRS 1 optional exemptions:

•
IAS 21 – The effects of changes in foreign exchange rates – The Company will take the election and upon adoption of IFRS, zero any historic cumulative translation adjustment that would have been recorded under IFRS associated with the Company’s change in function currency.

•
IAS 27 – Consolidated and Separate Financial Statements and IAS 28 – Investments in Associates – The Company Keegan will take the election and upon adoption of IFRS and measure the assets and liabilities of the subsidiary, Keegan Resources Ghana Limited, at the same carrying amounts as in the financial statements of the subsidiary after adjusting for consolidation and equity accounting adjustments.

•
IFRS 2- Share-based payments  - The Company will take the election and only reassess the fair value of options that were granted after Nov 7, 2002 and that have not vested at the date of transition, April 1, 2010.

•	IAS 37 – Provisions, Contingent Liabilities and Contingent Assets – The Company will take the election and calculate its open asset retirement obligation under IFRS as at April 1, 2010.

1.14           Financial Instruments and Other Instruments

As at September 30, 2010, the Company’s financial instruments consist of cash and cash equivalents, short-term investments, marketable securities and accounts payable and accrued liabilities.

As introduced by the amendments to Section 3862, the following table summarizes the designation and fair value hierarchy under which the Company’s financial instruments are valued:

Level 1 – fair values based on unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2 – fair values based on inputs that are observable for the asset or liability, either directly or indirectly; and
Level 3 – fair values based on inputs for the asset or liability that are not based on observable market data.

The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

			September 30, 2010
	Category	Carrying Value	Amount	Fair value hierarchy Level 1
Financial Assets
Cash and cash equivalents	Held-for-trading	Fair value	$28,418,335	$28,418,335
Short-term investments	Held-for-trading	Fair value	10,000,000	10,000,000
Marketable securities	Available for sale	Fair value	332,655	332,655
Receivables	Loans and receivables	Amortized cost	13,501	N/A
			$38,764,491	$38,750,990

Financial Liabilities
Accounts payable and accrued liabilities	Other financial liabilities	Amortized cost	$1,393,577	N/A
			$1,393,577	N/A

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Six months ended September 30, 2010 and 2009

1.14           Financial Instruments and Other Instruments (continued)

			March 31, 2010
	Category	Carrying Value	Amount	Fair value hierarchy Level 1
Financial Assets
Cash and cash equivalents	Held-for-trading	Fair value	$26,712,372	$26,712,372
Short-term investments	Held-for-trading	Fair value	22,000,000	22,000,000
Receivables	Loans and receivables	Amortized cost	39,662	N/A
			$48,752,034	$48,712,372

Financial Liabilities
Accounts payable and accrued liabilities	Other financial liabilities	Amortized cost	$1,147,811	N/A
			$1,147,811	N/A

Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant credit, liquidity, or market risks arising from these financial instruments. The risk exposure is summarized as follows:

(a)           Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company is subject to credit risk on the cash balances at the banks in each of Canada and Ghana, its short-term bank guaranteed investment certificates and accounts receivable. The short-term investments are with Schedule 1 banks or equivalent, with the majority of its cash held in Canadian based banking institutions, authorized under the Bank Act to accept deposits, which may be eligible for deposit insurance provided by the Canadian Deposit Insurance Corporation. The receivables consist primarily of amounts receivable for GST of $97,298 and interest receivable of $13,501; neither of which are considered past due.

(b)           Liquidity risk

The Company’s approach to managing liquidity is to ensure that it will have sufficient liquidity to settle obligations and liabilities when due. As at September 30, 2010, the Company had a cash and cash equivalents balance of $28,418,335 and short-term investments of $10,000,000 to settle current liabilities of $1,393,577 that mainly consist of accounts payable that are considered short term and settled within 30 day.

(c)           Market risk

i.           Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The Company’s cash and cash equivalents attract interest at floating rates and have maturities of 90 days or less. The interest is typical of Canadian banking rates, which are at present low, however the conservative investment strategy mitigates the risk of deterioration to the investment. A change of 100 basis points in the interest rates would not be material to the financial statements.

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Six months ended September 30, 2010 and 2009

1.14           Financial Instruments and Other Instruments (continued)

(c)	Market risk (continued)

ii.           Foreign currency risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company has offices in Canada and Ghana and holds cash in Canadian, United States and Ghanaian Cedi currencies in line with forecasted expenditures. A significant change in the currency exchange rates between the Canadian dollar relative to US dollar and Ghanaian Cedi could have an effect on the Company’s results of operations, financial position or cash flows. At September 30, 2010, the Company had no hedging agreements in place with respect to foreign exchange rates.

The Company is exposed to currency risk through the following financial assets and liabilities denominated in currencies other than Canadian dollars:

	September 30, 2010			March 31, 2010
	USD	Chana Cedis	AUD	USD	Chana Cedis	AUD
Cash and cash equivalents	11,586,108	172,100	-	11,689,000	138,624	-
Accounts payable	(125,097)	(1,129,638)	(153,401)	(56,673)	(1,159,466)	(25,194)
Net exposure	11,461,011	(957,538)	(153,401)	11,632,327	(1,020,842)	(25,194)

A 10% appreciation or deprecation of the above mentioned currencies compared with the Canadian dollar would result in an corresponding increase or decrease in net loss of approximately $1,095,170 as at September 30, 2010 (March 31, 2010 - $1,120,793).

iii.           Other price risk

Other price risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market prices, other than those arising from currency risk or interest rate risk. The Company’s investment is carried at market value, and is therefore directly affected by fluctuations in the market value of the underlying securities. The Company’s sensitivity analysis suggests that a 10% change in market prices would change the value of the investment by $33,266.

(d)           Fair value

The carrying values of cash and cash equivalents, short-term investments, receivables and accounts payable and accrued liabilities approximate their respective fair values due to the short-term nature of these instruments. The fair value of the marketable securities is based on active market prices at the period end date.

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Six months ended September 30, 2010 and 2009

1.15           Other Requirements

Internal Control over Financial Reporting

Management is responsible for the establishment and maintenance of a system of internal control over financial reporting. This system has been designed to provide reasonable assurance that assets are safeguarded and that the financial reporting is accurate and reliable. The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles (GAAP) and in accordance with accounting policies set out in the notes to the consolidated financial statements for the period ended September 30, 2010. As at the end of the period covered by this management’s discussion and analysis, management evaluated the design of the Company’s internal control over financial reporting as required by Canadian securities laws.

There has been no material change in the Company’s internal control over financial reporting during the six months ended September 30, 2010 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Evaluation and Effectiveness of Disclosure Controls and Procedures

Evaluation of Disclosure Controls and Procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. Management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, have evaluated the design of the Company’s disclosure controls and procedures and the design of internal controls over financial reporting as at September 30, 2010, as required by Canadian securities laws, and have concluded that such procedures are adequate and effective to ensure accurate and complete disclosures in public filings.

There are inherent limitations in all control systems and no disclosure controls and procedures can provide complete assurance that no future errors or fraud will occur. An economically feasible control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Summary of Outstanding Share Data

The Company is authorized to issue an unlimited number of common shares without par value and 100,000,000 preferred shares without par value. As at the date of this MD&A, there were 46,067,089 common shares issued and outstanding.

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Six months ended September 30, 2010 and 2009

1.15           Other Requirements (continued)

The following stock options were outstanding as at the date of this MD&A:

	Number outstanding at		Number exercisable at
Exercise price	November 10, 2010	Expiry date	November 10, 2010

$2.48	40,000	February 2, 2011	40,000
$2.44	355,00	November 10, 2011	355,000
$3.60	25,000	October 17, 2012	25,000
$4.20	540,000	February 5, 2013	540,000
$1.12	12,500	January 15, 2014	12,500
$3.31	129,374	June 2, 2014	108,124
$3.10	225,000	July 2, 2014	196,875
$3.10	75,000	July 17, 2014	65,625
$4.01	447,500	October 6, 2014	326,250
$6.50	220,000	December 14, 2014	137,500
$6.19	1,587,500	May 26, 2015	571,875
$7.83	115,000	October 20, 2015	28,750
	3,771,874		2,407,499

All of the Company’s 184,000 warrants at an exercise price of $3.10 outstanding at September 30, 2010 were exercised as of the date of this MD&A.

Additional disclosures pertaining to the Company’s filing statement, technical report, management information circulars, material change reports, press releases and other information are available on the SEDAR website at www.sedar.com.